BALDWIN
SECOND QUARTER REPORT 1995

To Our Shareholders
August 1, 1995

Second quarter sales increased 9% to $30.7 million, up from $28.1 million in 1994. The contracting businesses showed the best year-to-year sales growth. However, acoustic pianos and church organs also showed good progress.

Second quarter net earnings increased 23% to $.8 million, up from $.7 million in 1994. Net earnings per share rose correspondingly, to $.24 from $.20 in 1994. Earnings progress came from improved control of selling, general and administrative expenses. Gross profit did not increase with the growth in sales. This is the result of higher production costs and a larger proportion of total sales coming from outside contracting, which carries a lower gross margin.

For the first six months of 1995, sales increased 13% to $60.4 million, up from $53.6 million last year. Net earnings rose 19% to $1.6 million, up from $1.4 million in 1994. Net earnings per share increased correspondingly, to $.48 from $.40.

During the second quarter the Company announced its plans to consolidate independent Baldwin and Wurlitzer sales organizations into one, representing both brands to our dealers. In parallel, the Baldwin and Wurlitzer dealer networks were combined, reducing the overall number of dealers carrying the Baldwin and Wurlitzer brands. The effect of these changes is to reduce overall overhead, giving Wurlitzer a better opportunity for profitable growth.

Rethinking our business processes in this fashion will be essential for improved earnings performance by our Company.

KAREN L. HENDRICKS
Chief Executive Officer
and President

Consolidated Summary of Earnings (unaudited)
(in thousands, except earnings per share)
                                                       Three Months Ended         Six Months Ended

                                                            June 30,                  June 30,
                                                    -----------------------   -----------------------
                                                       1995          1994        1995          1994
                                                    ---------    ----------   ---------    ----------
Net sales                                           $  30,688    $   28,076   $  60,448    $   53,648
Cost of goods sold                                     24,070        21,387      47,591        40,724
                                                    ---------    ----------   ---------    ----------
     Gross profit                                       6,618         6,689      12,857        12,924
Income on the sale of installment receivables           1,249         1,252       2,472         2,641
Interest income on installment receivables                146           149         302           271
Other operating income                                    701           749       1,487         1,525
Selling, general and administrative expenses           (6,853)       (7,284)    (13,465)      (14,240)
Interest expense                                         (503)         (462)     (1,025)         (859)
                                                    ---------    ----------   ---------    ----------
     Earnings before income taxes                       1,358         1,093       2,628         2,262
Income taxes                                              527           420         982           884
                                                    ---------    ----------   ---------    ----------
     Net earnings                                   $     831    $      673   $   1,646    $    1,378
                                                    =========    ==========   =========    ==========
Net earnings per share                              $     .24    $      .20   $     .48    $      .40
                                                    =========    ==========   =========    ==========
Average number of shares outstanding (000)              3,415         3,415       3,415         3,415
                                                    =========    ==========   =========    ==========

Consolidated Summary Balance Sheets (unaudited)
(in thousands)
                                                            June 30,
                                                    -----------------------
                                                       1995          1994
                                                    ---------    ----------
Assets
 Receivables, net                                   $  14,901    $   10,396
 Inventories                                           47,613        54,391
 Other current assets                                   7,131         6,182
                                                    ---------    ----------
     Total current assets                              69,645        70,969
 Installment receivables, less current portion          9,580         7,357
 Property, plant and equipment, net                    14,314        13,754
 Other assets                                           6,686         5,917
                                                    ---------    ----------
     Total assets                                   $ 100,225    $   97,997
                                                    =========    ==========
Liabilities and Shareholders' Equity
 Current portion of long-term debt                  $  20,581    $   19,981
 Other current liabilities                             13,738        13,578
                                                    ---------    ----------
     Total current liabilities                         34,319        33,559
 Long-term debt, less current portion                   4,700         5,000
 Other liabilities                                      9,406         8,250
 Shareholders' equity                                  51,800        51,188
                                                    ---------    ----------
     Total liabilities and shareholders' equity     $ 100,225    $   97,997
                                                    =========    ==========

BUSINESSES
- ----------
MANUFACTURING
 Acoustic pianos and electronic keyboards

 Actions, cabinets, pinblocks, bridges, cables, keys, etc. for piano industry

 Printed circuit boards and electro-mechanical assemblies for manufacturers outside music industry

 Variety of wood products

RETAILING
 Company owned outlets in Atlanta, Georgia; Cincinnati, Ohio;
 Indianapolis, Indiana; Lexington and Louisville, Kentucky

 Independent keyboard dealers (400)

FINANCING
 Consumer installment financing and dealer consignment

HOME OFFICE
 422 Wards Corner Road, Loveland, OH 45140, (513)576-4500

MANUFACTURING LOCATIONS
 Conway, Fayetteville and Trumann, Arkansas; Greenwood, Mississippi;
 Juarez,Mexico

REGISTRAR AND TRANSFER AGENT
 The Provident Bank, One East Fourth Street, Cincinnati, OH 45202
 Baldwin Piano & Organ Company common stock is traded on The NASDAQ National Market; Symbol: BPAO

 Photo of Model 470 with caption: Three Manual Church Organ